EXHIBIT 99.4

October 27, 2016

TO:	British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

Re:	Avino Silver & Gold Mines Ltd. (the “Company”)

I, Hassan Ghaffari, P. Eng. of Tetra Tech consent to the public filing of the technical report titled “Avino Silver & Gold Mines Ltd. Amended Resource Estimate Update for the Avino Property, Durango, Mexico” dated October 27, 2016 by QG Australia (Pty) Ltd. and Tetra Tech (the “Technical Report”).

I also consent to any extracts from or a summary of the Technical Report in the Company’s news release dated September 26, 2016.

I certify that I have read the news release filed by the Company, and that it fairly and accurately represents the information in the Technical Report.

Sincerely,

“Hassan Ghaffari” {signed}

HASSAN GHAFFARI

P. Eng., Tetra Tech